SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                         (Amendment No. ____1_____)*



                                  PRAB, INC.
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                               (Name of Issuer)

                         Common Stock $.10 Par Value
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                        (Title of Class of Securities)

                                 739413 10 2
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                                (CUSIP Number)

       John R. Cook, Esq., Miller, Canfield, Paddock and Stone, P.L.C.

           444 W. Michigan Ave., Kalamazoo, MI 49007 (616) 381-7030
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              September 16, 1999
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            (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                SCHEDULE 13D/A


CUSIP No. 739413 10 2                                       Page 2 of 5 Pages

     1    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     GARY A. HERDER

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                             (b) / /

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*

          00

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
                         UNITED STATES CITIZEN

 NUMBER OF               7     SOLE VOTING POWER
 SHARES                             116,547
 BENEFICIALLY            8     SHARED VOTING POWER
 OWNED BY                           220,321
 EACH                    9     SOLE DISPOSITIVE POWER
 REPORTING                          116,547
 PERSON WITH            10     SHARED DISPOSITIVE POWER
                                    0
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    336,868

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    18.3%

    14    TYPE OF REPORTING PERSON*
                                    IN

Item 1.   Security and Issuer.

          Common Stock $.10 par value
          Prab, Inc.
          5944 E. Kilgore Road
          Kalamazoo, MI 49003

Item 2.   Identity and Background

          (a)       Name:  Gary A. Herder.

          (b) Residence or Business Address: 5944 E. Kilgore Road, Kalamazoo, MI 49003.

          (c)       Present Principal Occupation or Employment:
                    President and Chief Executive Officer, Prab,
                    Inc., 5944 E. Kilgore Road, Kalamazoo, MI
                    49003.

          (d)- (e)  None.

          (f)       Citizenship:  United States.

Item 3.   Source and Amount of Funds or Other Consideration:

          Mr. Herder and Robert W. Klinge are the Co-Trustees of Prab, Inc.'s Profit Sharing Plan (the "Profit Sharing Plan") which acquired 20,645 shares of Common Stock of Prab, Inc. on September 16, 1999 and 10,322 shares of Common Stock of Prab, Inc. on September 21, 1999. The funds were received by the Profit Sharing Plan from Prab, Inc. pursuant to the terms of the Profit Sharing Plan.

Item 4.   Purpose of Transaction.

          The securities were acquired in the ordinary course of business by the Profit Sharing Plan pursuant to its terms for the purpose of providing benefits to the salaried employees of Prab, Inc. The Profit Sharing Plan may make future purchases or sales of Common Stock of Prab, Inc. in the ordinary course of business pursuant to the terms of the Profit Sharing Plan.

Item 5.   Interest in Securities of the Issuer.

          (a) The reporting person beneficially owns 336,868(1) shares of Common Stock of Prab, Inc., representing 18.3% of the class of outstanding Common Stock.

          (b) Number of shares as to which such person has:

              (i)   Sole power to vote or direct the vote:  116,547

              (ii)  Shared power to vote or direct the vote:  220,321(2)

              (iii) Sole power to dispose or direct disposition:  116,547

              (iv)  Shared power to dispose or direct disposition:  0

          (1) Includes 82,500 shares with respect to which Mr. Herder has the right to acquire beneficial ownership pursuant to certain stock option plans of Prab, Inc.

          (2) Mr. Herder and Robert Klinge are the
              Co-Trustees of the Profit Sharing Plan, which holds 220,321 shares of Prab, Inc.'s Common
              Stock (the "Plan Stock"). Messrs. Herder and
              Klinge share the sole power to vote the Plan
              Stock. The Administrative Committee appointed by the Board of Directors to administer the Profit Sharing Plan, has the sole power to direct the disposition of the Plan Stock and any dividends and proceeds of sale arising therefrom. As of November 30, 1999, the members of the Administrative Committee were William G. Blunt and Eric V. Brown, Jr. The filing of this statement shall not be construed as an admission that either Mr.
              Blunt or Mr. Brown, Jr. is, for the purposes of Section 13(d) or 13(g) of the Securities
              Exchange Act of 1934, the beneficial owner of any shares of the Plan Stock.

          (c) Mr. Herder is a Co-Trustee of the Profit
              Sharing Plan. On September 16, 1999, the
              Profit Sharing Plan acquired 20,645 shares of Common Stock of Prab, Inc. at $1.9375 per share from the John J. Wallace Revocable Trust in a private transaction. On September 21, 1999, the Profit Sharing Plan acquired 10,322 shares of Common Stock of Prab, Inc. at $1.9375 per share from the Marymount Academy, Inc. in a private transaction.

          (d) See response to item 5(b) above.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The terms of the Profit Sharing Plan govern voting and disposition of the securities. See response to item 5(b) above.

Item 7.   Material to be Fixed as Exhibits.

          1.  Agreement to Purchase Prab Stock from the
              "John J. Wallace Revocable Trust" for the
              "Prab, Inc. Salaried Employees Profit Sharing
              Plan".

          2.  Agreement to Purchase Prab Stock from the
              "Marymount Academy, Inc." for the "Prab, Inc.
              Salaried Employees Profit Sharing Plan".

Signature:

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   January 6, 2000
--------------------

/s/ Gary A. Herder
--------------------
Signature

Gary A. Herder
--------------------
Name/Title

                                EXHIBIT INDEX


No.                              Description
---                              -----------

 1 Agreement to Purchase Prab Stock from the "John J. Wallace Revocable Trust" for the "Prab, Inc. Salaried Employees Profit Sharing Plan"

 2 Agreement to Purchase Prab Stock from the "Marymount Academy, Inc." for the "Prab, Inc. Salaried Employees Profit Sharing Plan"

                                 EXHIBIT "l"

     AGREEMENT TO PURCHASE PRAB STOCK FROM THE "JOHN J. WALLACE REVOCABLE
      TRUST" FOR THE "PRAB, INC. SALARIED EMPLOYEES PROFIT SHARING PLAN"




           The Prab, Inc. Salaried Employees Profit Sharing Plan agrees to purchase $39,999.69 of Prab stock owned by the John J. Wallace Revocable Trust at a price per share of $1.9375 and the Trust agrees to sell such stock, on September 16, 1999. The price per share is determined as the average between the market bid and ask price on September 15, 1999. The number of shares purchased is 20,645.




Agreed and approved by:



/s/ Patricia Klink                                           9/16/99
-------------------------------                              -------
Patricia Klink, Trustee                                         Date
John J. Wallace Revocable Trust


/s/ Robert Klinge                                            9/16/99
-------------------------------                              -------
Robert Klinge, Trustee, Prab, Inc.                              Date
Salaried Employees Profit Sharing Plan


/s/ Gary Herder                                               9/16/99
-------------------------------                               -------
Gary Herder, Trustee, Prab, Inc.                                Date
Salaried Employees Profit Sharing Plan









                                 EXHIBIT "2"

     AGREEMENT TO PURCHASE PRAB STOCK FROM THE "MARYMOUNT ACADEMY, INC."
         for the "PRAB, INC. SALARIED EMPLOYEES PROFIT SHARING PLAN"




           The Prab, Inc. Salaried Employees Profit Sharing Plan agrees to purchase $19,998.88 of Prab stock owned by the Marymount Academy, Inc. at a price per share of $1.9375 and the Marymount Academy, Inc. agees to sell such stock, on September 21, 1999. The price per share is determined as the average between the market bid and ask price on September 20, 1999. The number of shares purchased is 10,322.




Agreed and approved by:



/s/ Sharon Angell                                                   9/22/99
--------------------------------------                              -------
Sharon Angell, Director of Development                                 Date
Marymount Academy, Inc.


/s/ Robert Klinge                                                   9/21/99
--------------------------------------                              -------
Robert Klinge, Trustee, Prab, Inc.                                     Date
Salaried Employees Profit Sharing Plan


/s/ Gary Herder                                                     9/21/99
--------------------------------------                              -------
Gary Herder, Trustee, Prab, Inc.                                       Date
Salaried Employees Profit Sharing Plan


/s/ Eric V. Brown, Jr.                                              9/21/99
--------------------------------------                              -------
Eric V. Brown, Jr.                                                     Date
Corporate Counsel for Prab, Inc.